[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2007	nquint@luselaw.com

October 30, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Mark Webb, Esq.

Mail Stop 4561

Re:	OBA Financial Services, Inc. (Registration No. 333-161898)

Registration Statement on Form S-1

Dear Mr. Webb:

On behalf of OBA Financial Services, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated October 9, 2009, as well as the Company’s responses to those comments. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”). The Amended S-1 has been blacklined to reflect changes from the original filing.

General

1.	Please include in your next amendment all graphics, maps and related captions as they will appear in the prospectus.

The Company’s logo, and the map, which are the only graphics, maps and related captions, have been included, as requested.

2.	Please include a “Recent Developments” section in the forepart of the prospectus to update the financial information for any material changes in your financial condition, results of operations and performance, capital and asset quality ratios related to your most recent interim financial statements.

A Recent Developments section has been added, beginning on page 28, as requested.

Securities and Exchange Commission

October 30, 2009

Prospectus Cover Page

3.	Please confirm that you will not use the prospectus before the effective date of the registration statement. In the alternative, you may revise the cover page to include an appropriate “subject to completion” legend. See Item 501(b)(10) of Regulation S-K.

The Company confirms that it will not use the prospectus before the effective date of the Registration Statement.

4.	Please revise the second sentence of the second paragraph to clearly explain what is intended to be conveyed and how it relates to the first sentence of the paragraph.

The cover page of the Prospectus has been revised, as requested.

5.	If true, please revise the fourth paragraph to indicate that OBA Bank’s statement savings rate is subject to change at any time.

Changes in the statement savings rate would have no effect on the interest paid to subscribers for funds submitted in the stock offering. That is, subscribers will receive the disclosed 0.25% interest rate regardless of future changes in the statement savings rate from 0.25%. The cover page has been revised to remove any potential for confusion.

6.	Please include a footnote to the “Offering Summary” table to indicate that the figures shown for estimated selling agent fees and expenses, estimated net proceeds and estimated net proceeds per share assume that all shares are sold in the subscription offering. Also indicate that expenses will be higher and net proceeds and net proceeds per share will be less if shares are sold in community and/or syndicated offerings.

Footnote 1 to the Offering Summary table has been revised, as requested.

Summary

How We Determined the Offering Range, page 4

7.	Please revise to include, in tabular format, the names and locations of the peer group of companies.

Page 5 has been revised, as requested.

Securities and Exchange Commission

October 30, 2009

How You May Purchase Shares of Common Stock, page 5

8.	This section is too lengthy and detailed for the prospectus summary. Please revise to substantially shorten and include only the most material information.

Page 6 has been revised, as requested.

Delivery of Stock Certificates, page 7

9.	Please indicate in this section how soon after the offering closes your common stock will begin trading. Also provide a more precise indication as to how soon after the offering closes subscribers can expect to receive their stock certificates. Explain how a subscriber could sell his or her shares of common stock without having received the stock certificate.

Page 7 has been revised, as requested.

Purchases by Officers and Directors, page 9

10.	Here and elsewhere, please fill in the blanks in the prospectus in your next amendment.

The Prospectus has been revised, as requested.

Benefits to Management and Potential Dilution to Stockholders…, page 9

11.	Please revise this section to present the information in summary form and in plain English.

The Prospectus has been revised beginning on page 10, as requested.

Risk Factors

Risks Related to this Stock Offering

The future price of the shares of common stock may be less…, page 20

12.	We note from elsewhere in the prospectus that the $10.00 per share purchase price was not determined by the appraiser. Rather it was chosen because it is the price most often used in mutual-to-stock financial institution conversations. Please revise this risk factor accordingly.

Page 20 has been revised to indicate that the aggregate purchase price of the shares is determined by the independent appraiser, which may exceed the aggregate market value of the shares, as requested.

Securities and Exchange Commission

October 30, 2009

The implementation of stock benefit plans may dilute…, page 22

13.	Please explain what you mean when you say the stock-based benefit plans may be funded through open market purchases “if permitted.” Clearly state that unless you (1) are permitted and (2) actually fund the plans through open market purchasers, shareholders will be diluted. Indicate the likelihood of being permitted to fund the plans through open market purchases. Also indicate your current intentions with respect to the source of funding (i.e., by making open market purchases or by issuing authorized but unissued shares.)

Page 22 has been revised, as requested.

We have never issued common stock…, page 24

14.	The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or guarantees. Please revise this risk factor to eliminate that type of language.

Page 24 has been revised, as requested.

We may take other actions to meet the minimum required sales…, page 24

15.	Please revise this risk factor to indicate the success fees to be paid to Keefe Bruyette & Woods in the subscription and community offerings and the management fee to be paid to Keefe Bruyette & Woods in the syndicated offering.

Page 24 has been revised, as requested.

Pro Forma Data, page 34

16.	Please revise your disclosure to include a description of how you determined the volatility used for the purposes of reflecting the pro forma fair value of the stock options. Similarly, please disclose the interest rate assumed on the ESOP loan to determine the related pro forma adjustments.

Pages 40 and 41 have been revised, as requested.

Critical Accounting Policies, page 41

17.

Please revise to disclose whether you determine a range of loss associated with your estimated loan losses as a part of your ALL methodology. If so, please disclose the range of loss associated with this estimate using reasonably possible alternative assumptions. Further, please disclose how you determine the best estimate within this range when recording the related amounts in your financial statements. Refer

Securities and Exchange Commission

October 30, 2009

to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Page 47 has been revised, as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Fiscal Years Ended June 30, 2009 and 2008, page 53

18.	We note your disclosure that the increase in commercial business loans as a percentage of the portfolio contributed to the increased provision for loan losses. We also note your disclosure on page 40 that you have achieved this growth primarily through the purchase of loans. Please clarify the reasons why the increased level of commercial business loans had such a significant impact on the ALL and provision for loan losses. Disclose how you account for these purchased loans in your ALL methodology. Lastly, given the substantial reserve subsequently required for these loans, tell us how you determined that some or all of these loans were not in the scope of SOP 03-3 upon purchase.

As previously disclosed, the provision for loan losses reflected not only the increased level of commercial business loans, but also an increase in criticized loans, as well as worsening economic conditions. Page 60 has been revised so as to place greater emphasis on the increase in criticized loans as opposed to the increase in commercial business loans.

Purchased loans are accounted for in the allowance for loan losses methodology in the same manner as any other loans. Namely, such loans are reviewed as any other loans in the portfolio to determine the appropriate level of allowance applicable to these loans.

The Company does not believe that it provided a “substantial reserve” for these loans, but, instead, applied the same loss factors to these loans as it did to the remainder of the commercial business loan portfolio. All of such loans purchased were underwritten by the Company at the time of purchase, and only performing loans were acquired. Because such loans were performing loans, did not have evidence of a deterioration of credit quality since origination and it was not probable, at acquisition, that the Company would be unable to collect all contractually required payments receivable, such loans were not in the scope of SOP 03-3 upon purchase.

Securities and Exchange Commission

October 30, 2009

Allowance for Loan Losses, page 60

19.	Please revise to disclose the following information related to your allowance for loan losses:

a.	Given your disclosure of the amount of assets classified as substandard assets held at the end of the fiscal periods included in your discussion, please clarify your disclosure on page F-21 that no loans were classified as impaired during the periods included in your financial statements. Please clarify the major types of loans included in this balance.

Pages 65 through 66 have been revised to describe the Company’s substandard assets as of June 30, 2009. Please note that the Company’s classified assets as of June 30, 2009, do not consist solely of loans, but include the Company’s two largest trust preferred securities and one other real estate owned property. Such assets would not be included in impaired loans. In addition, the definition of substandard loans would not require all loans classified as such to be considered “impaired.” Specifically, as noted on page 65, “An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those assets characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.” However, as noted on Page F-11, “[a] loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.” As of June 30, 2009, the Company did not believe that its substandard loans met the definition of impaired loans because the Company still expected to receive scheduled payments of principal or interest as due.

b.	The disclosure on page 63 indicates that you have recorded significantly higher provisions related to the commercial and construction portfolios even though the percentage of these loans to the overall portfolio has remained relatively consistent. Please disclose the reasons for this increase. Discuss any trends occurring and how changes in these trends have impacted the allowance. Discuss the collateral related to these loans, if any, and disclose the extent to which the value of the collateral has declined during the periods presented in your disclosures.

The increase in the allowance attributable to the commercial real estate and construction portfolios was not related to the size of those portfolios, but rather to the loan categories of the Company’s criticized loans. Because the amounts of criticized loans within these categories increased from June 30, 2008 to June 30, 2009, the allowance attributed to these categories increased. Pages 65 though 66 have been revised to disclose this information, as well as collateral trends with respect to these loans, as requested, and a reference to that information has been added to page 69.

Securities and Exchange Commission

October 30, 2009

c.	Please provide a more detailed discussion of the changes in the balance of your allowance for loan losses. Please discuss the specific events occurring during 2009 that caused you to substantially increase the ALL that were not present or as significant during any of the prior periods. In this regard, we note that generally, the allowance steadily decreased during 2005 to 2008 but significantly increased during 2009. Additionally, the level of non-performing assets and charge-offs increased during both 2007 and 2008 but no similar increase in provision was noted. You experienced worsening credit trends during both 2007 and 2008; however, you did not record the same level of provision expense.

As described above, pages 65 through 66 have been revised to focus on the change in criticized loans as the reason for the increase in the provision for loan losses between fiscal years 2008 and 2008.

Please note that charge-offs did not increase during fiscal year 2007, but were $0. Accordingly, the only worsening credit condition the Company experienced during fiscal year 2007 was a $255,000 increase in non-performing loans (and, in fact, the Company experienced a decrease in delinquent loans during fiscal year 2007). Similarly, during fiscal year 2008, the Company’s charge-offs only totaled $126,000, and non-performing loans were $315,000, which represented only a $60,000 increase (and, as during fiscal year 2007, the Company experienced a further decrease in delinquent loans during fiscal year 2008). The worsening credit conditions noted by the staff were not only offset by other improvements in credit quality conditions, but are immaterial compared to the effects of the increase in criticized assets.

d.	To the extent you have changed the loss factor adjustment(s) related to the qualitative factors discussed on page 60, please disclose the impact of these changes on the overall level of recorded loan loss allowance. Please generally discuss how these factors have changed over time as well as the reasons for the changes.

Page 67 has been revised, as requested.

Management of OBA Financial Services, Inc.

Cash Incentives, page 97

20.	We note that your cash bonus plan has not been filed as an exhibit to the registration statement. Please file it with your next amendment.

The Incentive Compensation Programs for fiscal years 2009 and 2010 have been filed as Exhibits 10.5 and 10.6, respectively, as requested.

Securities and Exchange Commission

October 30, 2009

The Conversion: Plan of Distribution

General, page 101

21.	In the sixth paragraph of this section, please indicate that the plan of conversion and reorganization has been filed with the Commission as an exhibit to your registration statement.

Page 109 has been revised, as requested.

Subscription Offering and Subscription Rights, page 108

22.	We note that your 401(k) plan is a second priority subscription right holder. We also note that you intend to register participation interests in your 401(k) plan. However, you have not indicated if, and to what extent, your 401(k) plan intends to participate in the subscription offering. If your 401(k) plan does not intend to participate in the offering, so indicate and provide disclosure in the appropriate location regarding the source of the shares of your common stock for the plan.

Page 116 has been revised, as requested.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

23.	We note your disclosure on page 25 that your recognized $1.4 million of other than temporary impairment losses in other comprehensive income. Please revise your income statement to comply with paragraph 36 of FSP FAS 115-2. In this regard, please show separately on the balance sheet the amount of total other than temporary impairment and the amount recognized in other comprehensive income in addition to the amount of other than temporary impairment recognized through the income statement.

Page F-4 has been revised, as requested.

Consolidated Statements of Equity and Comprehensive Income (Loss), page F-5

24.	Please revise to separately disclose the amount of other than temporary impairment recognized in other comprehensive income from the remaining unrealized losses on your available for sale securities. Refer to paragraph 37 of FSP FAS 115-2.

Page F-5 has been revised, as requested.

Securities and Exchange Commission

October 30, 2009

Note 5 – Securities, page F-16

25.	Please revise to disclose the following information related to your pooled trust preferred securities:

a.	Please tell us when you recorded the other than temporary impairment on these securities. Clarify why the entire impairment occurred during 2009 and not during 2008. Specifically tell us when you noted an increase in defaults and deferrals that exceeded your original expectations and when these securities were downgraded.

The Company initially recognized other-than-temporary impairment on these securities during the first calendar quarter of 2009 (the Company’s third quarter during the 2009 fiscal year). Each of Preferred Term Securities VII, Ltd. (“PreTSL VII”) and Preferred Term Securities VIII, Ltd. (“PreTSL VIII”) experienced one default in April 2008, totaling 5% and 3% of the original collateral, respectively. PreTSL VII experienced one additional deferral in October 2008, totaling 2% of the original collateral, while PreTSL VIII experienced two additional deferrals in October 2008, totaling 2% of the original collateral. Total defaults and deferrals remained the same for the following quarter. It was not until the first calendar quarter of 2009 (the Company’s third quarter during the 2009 fiscal year) that total defaults and deferrals increased to 15% and 9% for these securities, respectively, and the following quarter when defaults and deferrals increase to 22% and 23% for these securities, respectively.

Moody’s downgraded PreTSL VII and VIII on September 16, 2008, from A1 to Baa3 and A2 to Baa3, respectively, which were still investment grade ratings. During the quarter ended December 31, 2008, Fitch had maintained its ratings of A+ and A for PreTSLs VII and VIII, respectively, while Moody’s downgraded these securities to below investment grade, to Caa2 and B3, respectively.

b.	We note that you determined default rate assumptions using issuer specific information. Tell us whether your default rates were determined using default rates for specific issuers, or whether you determined one overall default rate for the security. If you determined a default rate for each specific issuer, tell us whether you had different estimates of deferrals and defaults for each issuer.

Both deferral and default rates are determined for each underlying issuer, and not as an overall deferral or default rate for the security. There is not a range of estimates for any one issuer

c.

Clarify why the default rate assumption for performing collateral is substantially lower than the default rate assumptions for non-performing collateral. Include your response whether you considered the decline in overall collateral supporting the securities as well as how the overall deferral

Securities and Exchange Commission

October 30, 2009

and default rates compared to the expected deferral and default rates when the securities were purchased.

Performing collateral is expected to perform at or near the historical default rate of the general banking population. The Company’s third-party advisor performs a fundamental ratio analysis on each underlying security, which leads to a specific near-term default rate for each security. This analysis shows that stronger institutions perform better than weaker institutions. Institutions that are identified as non-performing are run at a 100% cumulative default rate. The impact to the entire security was determined by the loss severity rate of each individual issuer. Therefore, greater loss severity would result in greater decline in the collateral supporting the structure.

Please see the response to comment 25.a., above, for a history of the increases in deferrals and defaults during the fiscal years ended June 30, 2008 and 2009.

d.	Tell us the historical amount and percentage of deferrals and defaults experienced by the trust during each reporting period.

Please see the response to comment 25.a., above, for the requested information.

e.	Tell us how you consider interest payment deferrals (e.g. – do you treat deferrals the same as defaults) in your analysis.

Deferrals are treated the same as defaults for the Company’s analysis. For deferral of interest, the third-party advisor determines whether the deferral will be cured, continued for a period of time or continued for the period of time required to constitute a default.

f.	Tell us the recovery rate used, if any, and how you determined it.

The recovery rate is calculated as the weighted average loss severity rate subtracted from 100%. The determination of the weighted average loss severity rate is disclosed on Page F-19 of the notes to the consolidated financial statements.

Note 19 – Fair Value Measurement and Fair Value of Financial Instruments, page F-31

26.	Please revise to clarify whether you have applied the provisions of SFAS 157 to your non-financial assets. If you have not applied the provisions of SFAS 157 to your non-financial assets, please revise to disclose the major classes of assets (e.g. other real estate owned) for which you have not applied SFAS 157. Refer to paragraph 12 of FSP FAS 157-2.

Page F-36 has been revised to indicate that the Company has applied the provisions of SFAS 157 to its non-financial assets, as requested.

Securities and Exchange Commission

October 30, 2009

27.	Please revise your disclosures to provide a tabular disclosure of your non-recurring fair value measurements. Please include disclosure of your impaired loans, other real estate owned and your mortgage servicing assets, as applicable. Refer to paragraph 34 of SFAS 157.

The requested table has been added with respect to real estate owned (foreclosed assets) on page F-33. The Company had no impaired loans as of June 30, 2009. In addition, as of June 30, 2009, because of the small amount of servicing activity, the Company’s estimate of the remaining fair value of mortgage servicing rights ($42,000) was based upon 1% of the original principal balance of loans sold, which is then amortized over a 10-year period. Because of the small estimated value, the Company has not conducted further analysis or estimation.

28.	Please provide a description of the valuation methods used to determine the fair value of your mortgage servicing assets and your foreclosed assets for the purposes of determining whether impairment exists. Refer to paragraph 33 of SFAS 157.

Page F-34 has been revised, as requested, with regard to foreclosed assets.

As described above in response to comment 27, because of the small amount of servicing activity, the Company estimates the fair value of mortgage servicing rights based upon 1% of its loans sold. Because of the immaterial amount, the Company has not conducted further impairment testing.

Exhibit 1.2

29.	Please refile the Agency Agreement with your next amendment, marked to indicate that Exhibit A and B thereto have been filed as exhibits to your registration statement.

Exhibit 1.2 has been revised and refilled, as requested.

Exhibit 8.2

30.	Please revise the second opinion to remove the qualification regarding there being no ascertainable value assigned to the subscription rights.

Opinion 2 on page 5 of Exhibit 8.2 has been revised, as requested.

31.	You can limit reliance on the opinion with regard to purpose, but not person. Please revise.

The last paragraph on page 5 of Exhibit 8.2 has been revised, as requested.

*    *    *    *    *

Securities and Exchange Commission

October 30, 2009

We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2007 or Steven T. Lanter of this office at (202) 274-2004 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint

Ned Quint

Enclosures

cc:	Michael Seaman, Esq.

Rebekah Moore, CPA

Paul Cline, CPA

Charles E. Weller, President and

Chief Executive Officer

Steven T. Lanter, Esq.